Exhibit 99.1

FOR IMMEDIATE RELEASE

ZK International Group Co., Ltd. Granted Exception by Nasdaq Staff Regarding Form 20-F Filing

WENZHOU, China, May 6, 2024 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN," "ZK International" or the "Company"), a global leader in the design, manufacture, and sale of high-performance stainless steel and carbon steel pipe products, announces today that it has been granted an exception by Nasdaq Staff regarding its Form 20-F filing for the period ended September 30, 2023.

On February 20, 2024, Nasdaq Staff notified the Company of non-compliance with Nasdaq’s filing requirements under Listing Rule 5250(c)(1) due to the absence of its Form 20-F filing. However, following a comprehensive review and assessment of the materials submitted by the Company on April 22, 2024, Nasdaq Staff has determined to grant an exception to enable the Company to regain compliance with the Rule.

The terms of the exception require the Company to file the Form 20-F by June 7, 2024, as mandated by the Rule. In the event that ZK International fails to meet these terms, Nasdaq Staff will issue written notification regarding the potential delisting of its securities. At such time, the Company retains the right to appeal Nasdaq Staff’s determination to a Hearings Panel.

Jiangcong Huang, Chairman and CEO of ZK International, commented, "We appreciate Nasdaq’s understanding and support as we work diligently to finalize our Form 20-F filing. Our commitment to transparency and compliance remains unwavering, and we are confident in our ability to meet the requirements outlined in the exception granted by Nasdaq Staff."

ZK International Group Co., Ltd. reaffirms its dedication to maintaining the highest standards of corporate governance and transparency as it progresses towards regaining compliance with Nasdaq listing requirements.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About ZK International Group Co., Ltd.:

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.